EXHIBIT 14.1

November 1, 2011

To:  Noble Energy Employees

Our Noble Energy, Inc. team shares a common purpose of energizing the world, bettering people’s lives.  In fulfilling that purpose, the company and its subsidiaries (the “Company”) are committed to the highest standards of ethics and integrity.  Truth, honesty, and compliance with the law reflect the core principles of our culture.

The business climate has never been as dynamic and competitive as it is today.  In this environment, we must be faithful to our core principles as we perform our jobs.  The pressure to succeed, both on an individual and corporate level, does not absolve us of the responsibility to “do the right thing.”  Our decisions and actions must continue to fit within the framework of our core principles.

It is one thing to set high standards of conduct.  We also must live by them.  Our Code of Business Conduct and Ethics (the “Code”) contains a compilation of Company policies relevant to business conduct and a process designed to ensure compliance with those policies.  Read it carefully and ask questions to ensure that you understand how it applies to your job.  The policies in the Code are intended to provide the general standards by which we should assess our actions.  Where there are no specific laws to direct us, integrity and personal responsibility should guide our decisions.  Where there are legal requirements, we should comply with the letter, as well as the spirit and intent, of the law.

It is also the responsibility of each of us to report unethical behavior.  To encourage such reporting, we have put in place a Compliance Line and other means of communication that allow for confidential and anonymous reporting, and we do not tolerate any form of retaliation against those who report in good faith.

We are the Company’s ambassadors to the public.  The public’s confidence is one of our most valued assets.  Regardless of the honesty and integrity of our employee body as a whole, the misdeeds of a few can reflect adversely upon us all.  For that reason, the behavior of each of us must be appropriate and exemplary at all times while representing the Company.

We value our well-deserved reputation for integrity.  We have educated the public to expect the highest standards of integrity and ethical behavior from the Company and its employees.  We must — and will — live up to those expectations.

Sincerely,

/s/ Charles D. Davidson
Charles D. Davidson
Chairman and Chief Executive Officer

/s/ David L. Stover
David L. Stover
President and Chief Operating Officer

Policy Regarding Laws and Business Conduct

We are committed to conducting our business in a manner consistent with the highest ethical standards and by abiding with the national and local laws and regulations (“Law(s)”) of the countries where we operate, to the extent allowed by U.S. law.  We are expected to ensure such compliance and observe high standards of business and personal ethics in the discharge of our responsibilities. This expectation requires the practice of honesty, integrity and fair dealing. Our Code of Business Conduct and Ethics (“Code”) sets forth the Company’s expectations for all.  Company directors, officers and employees throughout the world, including employees of majority-owned affiliates (e.g., subsidiaries, joint ventures) (collectively, “Employees”), and third parties under circumstances discussed in specific policies and related guidance (e.g., the Policy Regarding Anti-Corruption).  The Code is supported by other sources of written guidance, including:

•	The Compliance and Ethics Program, which provides a general overview of the Company’s compliance initiatives, such as training, monitoring and auditing, and communication and response mechanisms.

•	Policy-Specific Compliance Program Documents, which provide practical guidance on compliance with many policies set forth in this Code.

•
Procedures and other Guidelines, which provide detailed requirements for processes that support specific aspects of the Company’s compliance initiatives, such as accounting controls and due diligence reviews of business partners.

Please visit the Company’s intranet site to familiarize yourself with the policy-specific compliance program documents, procedures, and other guidelines most relevant to your day-to-day work.

Equal Employment Opportunity and Nondiscrimination Policy

Part of what makes the Company successful is our diverse and talented workforce.  Our employment decisions will be based solely on job-related qualifications.  We will not make any hiring, promotion, termination or other job-related decision on the basis of age, race, color, sex, religion, national origin, sexual orientation, citizenship status, veteran status, marital status, pregnancy, disability (where the applicant or Employee is qualified to perform the essential functions of the job with or without reasonable accommodation), genetic information or any other characteristic protected by Law, or participation in a protected activity as defined by Law.

Conflict of Interest Policy

Employees will avoid any personal interest, influence, or relationship that might conflict, or appear to conflict, with the best interest of the Company and perform their work with undivided loyalty to the Company consistent with the highest ethical standards. A conflict of interest may arise where the actions of an Employee involve (1) personal financial benefits resulting from transactions between the Company and third parties, (2) giving, without proper authority, confidential information concerning the Company to anyone not an Employee or (3) personal financial interests in a competitor of the Company.  We recognize that the existence of a conflict of interest may depend upon specific facts, and there may be cases in which an Employee is uncertain as to the applicability of this policy.  In those cases, the Employee will report such circumstances to his or her supervisor and obtain approval before entering into the transaction or relationship at issue.

Requests for Employment References Policy

All requests to provide employment verifications, references or recommendations about current or former Employees must be in writing and directed to our Vice President of Human Resources.

Nonharassment Policy

We will not tolerate harassment on the basis of age, race, color, sex, religion, national origin, sexual orientation, citizenship status, veteran status, marital status, pregnancy, disability (where the applicant or Employee is qualified to perform the essential functions of the job with or without reasonable accommodation), genetic information or any other characteristic protected by Law, or participation in a protected activity as defined by Law.  Each Employee is responsible for creating an environment free from harassing conduct.  Harassment can be either sexual or non-sexual conduct that is offensive, fails to respect the rights of others or interferes with work.

Substance Abuse Prevention Policy

We prohibit the possession, use, sale, attempted sale, purchase, attempted purchase, conveyance, distribution, transfer, dispensation, cultivation or manufacture of illicit drugs or other intoxicants at any time, in any amount or in any manner, as well as the abuse or misuse of alcohol and prescription drugs.  The prohibition regarding the abuse or misuse of alcohol and prescription drugs (1) applies to those working, present on the Company’s premises or representing the Company at any time and in any way, (2) includes the possession of open containers of alcohol while operating a Company-provided vehicle, or any other vehicle while on Company business and (3) applies off-the-job where such abuse or misuse could impair performance on-the-job.

Policy Regarding Use of Company Assets

As part of employment with the Company, Employees have access to and control over Company assets, including physical assets, information and intellectual property.  Employees will care for and respect Company assets, and work to prevent theft, destruction, waste or misuse of those assets.

Environment, Health and Safety Policy

We are committed to conducting our business in a manner that protects the environment, health and safety (“EH&S”) of our Employees and the public.  Our commitment is to maintain a culture that fosters the development of a safe, efficient and environmentally sound workplace.  We will comply with EH&S Laws and apply reasonable standards where Laws do not exist.  Through continuous EH&S stewardship, we strive to minimize injuries and incidents while protecting the environment.

Policy Regarding Violence and Weapons in the Workplace

We are committed to maintaining a non-violent work environment.  We will not tolerate threats or acts of violence, including bullying, intimidation or instilling fear in others, in our workplace.  Employees who know of an actual or potential threat or act of such violence should immediately report it to their supervisor.  In addition, we prohibit, to the fullest extent permitted by Law, Employees and other persons (other than authorized security personnel) from carrying firearms or other weapons on the Company’s premises.

Confidentiality Policy

Employees are entrusted with confidential, proprietary, trade secret, restricted or non-public information about the Company.  They will maintain the confidentiality of such information, except when disclosure is authorized or legally mandated and then only after approval by our Chief Compliance Officer.

System Security Policy

Employees have access to the Company’s telephone and electronic mail systems, computer network, Internet and Intranet connections, hardware, software, communications systems and stored information (collectively, the “System”).  They will use the System primarily for Company-related business and in a manner (1) consistent with the Intellectual Property Policy and other Company-established guidelines, (2) that protects Company intellectual property rights and (3) that respects the intellectual property rights held by third parties.

Intellectual Property Policy

We protect the valuable rights to our intellectual property, such as copyrights, patents, trademarks, design rights, logos, brands, maps, seismic information and data.  Employees will ensure the protection and enforcement of these intellectual property rights at all times.

Electronic Communications Policy

Employees will communicate appropriately when using Company electronic communications devices, including Company computers, electronic mobile devices and computer systems.  Employees are expected to remember that their actions represent the Company when they are sending emails, voicemails or accessing the Internet.  Employees will not use Company computers or systems to view inappropriate, sexually explicit or offensive materials, or to access illegal material or conduct business for another commercial organization.  Finally, Employees will not use their Company email address when expressing a personal view in a public forum or reference Noble Energy or any other identifying Company information or details if they choose to express their personal views in a public forum.

Insider Trading Policy

Employees are entrusted with confidential information about the Company, as well as its joint venturers, clients, suppliers and other business partners.  Trading on material, non-public information is considered “insider trading” and is prohibited.  Therefore, Employees, and those having a close relationship with the Employee, may not directly or indirectly buy or sell Noble Energy securities (including stock options) or another company’s securities, or “tip” another to trade securities, based on such information.

Accounting and Recordkeeping Policy

We will keep the books, records and accounts of the Company in reasonable detail to accurately and fairly present our transactions and the additions, maintenance and disposition of our assets. We will fully implement our accounting standards and internal controls in affiliates (e.g., subsidiaries, joint ventures) in which we have majority ownership or control.  Where we have minority interest or lack control, we will make good faith efforts to ensure that affiliates implement an effective system of internal controls.

Records Management Policy

Employees will comply with our records management program that systematically addresses the creation, use and disposition of Company records in accordance with our business needs, prudent records management practices and Laws.

Anti-Boycotts and Export Controls Policy

Many countries, including the United States, require a license to export certain controlled items and technology depending upon the destination, end user or end use.  Similarly, trade sanctions restrict transactions and commercial dealings of United States (“U.S.”) companies and citizens with certain other countries, such as Cuba or Iran, and with individuals and entities listed by various U.S. Government agencies.  Employees will comply with export control and sanctions Laws by, for instance, performing adequate due diligence of transactions and dealings.  In addition, it is against Company policy and U.S. Law to honor or cooperate in boycotts against countries friendly to the United States, chiefly the Arab boycott of Israel.

Policy Regarding Anti-Corruption

The laws of many countries including the U.S. Foreign Corrupt Practices Act (“FCPA”) and local anti-corruption laws in countries where Noble does business, apply to the Company’s dealings with employees of government agencies (e.g., customs, immigration, other regulatory authorities), government-owned entities (e.g., national oil companies), public international organizations (e.g., the World Bank), or political parties, party officials and candidates for office (collectively, “government officials”).  Employees and third parties acting on the Company’s behalf, will not offer, promise or pay money or anything of value either directly or indirectly to a government official, for the purpose of improperly obtaining or retaining business or securing any improper advantage.  The Anti-Corruption Compliance Program provides practical guidance on common risk areas for which stringent review and approval requirements apply, including:

•	Selection, retention, and compensation of third parties (e.g., agents, contractors)

•	Formation and operation of joint ventures

•	Gifts, hospitality, travel (including use of Company aircraft), and promotional expenses

•	Commercial bribery

•	Conflicts of interest

•	Facilitation payments and payments in response to threats to life or safety

•	Charitable contributions, sponsorships and social projects

•	Political contributions

•	Mergers and acquisitions

Policy on Gifts and Hospitality and Commercial Bribery

Commercial bribery is illegal in many countries.  Employees will not accept, directly or indirectly, a business gift or hospitality from a supplier, client, business partner or anyone else working on the Company’s behalf if doing so would appear to obligate the Employee or otherwise improperly influence the Employee’s business decisions.   Additionally, Employees will not give a business gift or hospitality if doing so would appear to obligate the recipient or otherwise improperly influence the recipient’s business decisions regarding the Company.  In all other cases, unless approved by our Chief Compliance Officer, Employees may only accept or offer a business gift or hospitality if it (1) is consistent with our business practices and local custom, (2) is reasonable under the circumstances and (3) does not violate Company policy or the Law.  Employees should disclose any inappropriate gifts or hospitality that they have been offered or have received to our Chief Compliance Officer.

Antitrust Compliance Policy

The antitrust laws of the United States and other countries apply to the Company and its Employees, and impose restrictions on how we carry out various activities, such as conversations with competitors, partnerships, acquisitions, and participation in trade associations. We are committed to encouraging competition and complying with antitrust and anti-competition Laws. Employees will follow both the letter and spirit of those Laws wherever they are doing business for the Company.

Corporate Communications Policy

We are committed to providing timely and accurate disclosure to the public of relevant and appropriate Company information.  To ensure that the public is consistently and accurately informed, Employees will refer all media inquiries to our Vice President of Investor Relations.

Marketing Compliance Policy

Employees will transact the scheduling, purchase, sale, transmission and transportation of crude oil, natural gas, natural gas liquids and other commodities in compliance with the Law.

Political Contributions Policy

We encourage our Employees to exercise their rights of citizenship by voting, making personal political contributions with their own funds and being otherwise politically active based on their beliefs.  Employees will not make or promise political contributions from Company resources to any candidate for public office, or to any political party committee or other political committee, except where permitted by Law and approved by our Chief Executive Officer.

Employment-at-Will Relationship

This Code is a statement of policies for individual and business conduct and does not constitute an employment contract or an assurance of continued employment.  Employer and Employee rights are governed by the Laws of the country and state or province of employment and the work rules of any applicable employing units or collective bargaining agreements.  Unless otherwise provided by Law, contract or collective bargaining agreement, each Employee is an employee-at-will and has the right to terminate employment at any time, for any reason or no reason at all.  The Company may likewise terminate an Employee’s employment at any time, for any lawful reason or no reason at all.

ADMINISTRATION OF THE CODE

The Code is an important part of our Compliance and Ethics Program, which is designed to prevent and detect criminal conduct and promote an organizational culture that encourages ethical conduct and a commitment to compliance with the Law.  Our Chief Executive Officer has overall responsibility for the establishment and maintenance of the program, and our Chief Compliance Officer has responsibility for program implementation, maintenance, monitoring and documentation.

Interpretation of the Code

Questions concerning the interpretation of the Code will be addressed by our Chief Compliance Officer, in consultation with our Legal Department, Chief Executive Officer and the Audit Committee of our Board of Directors, as appropriate.

Review of the Code

At least annually, we periodically review our Code and recommend changes to our Board of Directors where appropriate. Such periodic reviews will take into consideration changes in the Company’s risk profile, evolving international and industry best practices, and specific areas in need of improvement identified in response to past issues.

Communication of the Code

The Code will be provided to all Employees, who will acknowledge receipt to our Vice President of Human Resources.  The Company will provide periodic training on the Code, as well as periodic training on various subject areas within the Code for key employees.

Monitoring and Auditing

We will take reasonable steps to monitor and audit compliance with the Code, establishing systems that are reasonably designed to detect and report Employee conduct in violation of the Code.

Reporting and Reviewing System

We have established procedures under which potential violations of the Code may be reported and addressed.  These procedures include (1) submission of an annual compliance certificate for directors, officers, and Employees with significant responsibility, (2) submission of concerns, complaints or violations to the Audit Committee of the Board of Directors pursuant to the Policy on Reporting Concerns and Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters posted on our website, (3) submission of concerns, complaints or violations to the Company’s 24-hour Compliance Line at 1-866-311-4219 or to our Chief Compliance Officer (281-943-1517), the Legal Department (281-872-3184) or the Human Resources Department (281-876-8822) and (4) in the case of our Chief Executive Officer and senior financial officers, submission of violations to the Audit Committee pursuant to the Code of Ethics for Chief Executive and Senior Financial Officers posted on our website.  Employees wishing to report issues anonymously should contact the Compliance Line.

For Employees in non-U.S. locations, the Compliance Line link on Noble’s intranet homepage provides additional access numbers that allow direct calls, without international calling charges, to the Compliance Line from select countries.  Compliance Line support is available in local languages, including Spanish and French.

The Audit Committee has responsibility for reviewing reported violations of the Code involving officers, and will discuss them with the Board of Directors as appropriate.  Non-involved members of the Board of Directors have responsibility for reviewing reported violations of the Code involving directors.  Our Chief Compliance Officer has responsibility for reviewing reported violations of the Code by all other Employees, and will report periodically to the Audit Committee on significant allegations, the status of significant investigations, and general trends in allegations, among other matters.  The Company may also use independent third parties for auditing and reporting purposes.

Anti-Retaliation Policy

It is a violation of the Code to take any adverse or retaliatory employment action against an Employee who reports suspected violations in good faith.  Each Employee is responsible for reporting behavior that is illegal, unethical, or otherwise in violation of the Code, to appropriate personnel.  No Employee who reports an alleged violation of the Code in an appropriate manner will be subject to an adverse employment action because of the report.  The Company recognizes, however, that false accusations of unlawful behavior can be damaging to an accused Employee and disruptive to the Company’s operations.  Thus, knowingly-made false accusations may constitute misconduct for which disciplinary action may be imposed.

Investigation and Remediation of Violations

We will investigate and remediate alleged violations of the Code according to standard procedures maintained by the Legal Department.  We will also make changes to our Compliance and Ethics Program as necessary to prevent further similar violations, and take appropriate corrective action to address any inappropriate conduct found to have occurred.  In our discretion, we may disclose the results of investigations to Law enforcement agencies.

Employees are expected to cooperate fully with, and assist us in, any investigation.  The confidentiality of all reported alleged violations will be maintained to the extent reasonably possible while allowing us to conduct a full and fair investigation.  We will take reasonable steps during the investigation to protect the privacy of, and minimize suspicion toward, all parties concerned.

It is imperative that reporting persons not conduct their own preliminary investigations.  Investigations of alleged violations may involve complex legal issues, and individual investigations may compromise the integrity of our investigation and adversely affect Employees and the Company.

Disciplinary Measures

Subject to Laws and applicable agreements, we will consistently enforce the Code through appropriate means of discipline.  Pursuant to the foregoing procedures, (1) the Company will determine whether violations of the Code have occurred and, if so, the disciplinary measures to be taken against any Employee not an officer or director of the Company and (2) the Audit Committee or Board of Directors will determine whether violations of the Code have occurred and, if so, the disciplinary measures to be taken against any officer or director of the Company.

Disciplinary measures may also be taken against (1) persons who fail to use reasonable care to detect a violation, (2) persons who, if requested to divulge information, withhold material information regarding a violation and (3) supervisors who approve or condone the violations or take adverse employment actions against Employees who have reported violations or violators in good faith.

Documentation

We will document our compliance efforts and results to evidence our commitment to comply with the standards and procedures set forth above.

Effective Date

This Code was originally adopted in 2001 and has been periodically revised.  This revision is effective as of November 1, 2011.

Adherence to Our Code

We expect all employees to observe the requirements of the Code. It contains our basic standards of ethical and legal behavior.  It emphasizes our commitment to ethics and compliance with the Law.  It informs employees about critical issues that require consideration and caution.  The Code is also designed as a tool to help prevent, detect and respond to violations of the Company’s policies and the Law.

Many of the matters addressed in this Code are complex, subject to changes, and vary from country to country.  For this reason, we encourage you to seek appropriate advice if you have any doubt regarding the lawfulness or appropriateness of any action.

What is the purpose of the Code?

The purpose of the Code is to ensure compliance with our Policy Regarding Laws and Business Conduct by:

Setting out that policy and other Company policies involving legal and ethical standards of conduct expected of Employees;

Delineating specific consequences where an Employee does not comply with the Code; and

Providing a mechanism for administering the Code and ensuring compliance.

To whom does the Code apply?

The Code applies to all Employees, which includes directors, officers and employees throughout the world, including employees of majority-owned affiliates (e.g., subsidiaries, joint ventures), and third parties such as agents and contractors under circumstances discussed in specific policies and related guidance (e.g., the Policy Regarding Anti-Corruption). It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by the Code that are applicable to such Employee’s assigned responsibilities.

How will conflicts in applying the Code be resolved?

The Code has generally been prepared based on U.S. Laws. However, the Company does business in many countries around the world and must also observe the Laws of those countries. Sometimes there may be a conflict between U.S. Laws and those of other countries in which the Company operates. In such cases, the Company will endeavor to resolve the conflict in an appropriate manner, after consultation with the General Counsel. In the event of a conflict between standards and restrictions of the Code and the standards and restrictions imposed by Law, the latter will control.

How is compliance with the Code to be administered?

Compliance with the Code is administered in various ways, including communication of the Code to Employees, training as to the Code and the Company’s Compliance and Ethics Program, compliance monitoring and auditing (including the use of compliance certifications), reporting and investigation of suspected violations and enforcement through disciplinary measures.

What are the consequences of not complying with the Code?

Any Employee who does not adhere to the Code is acting outside the scope of employment and may be subject to disciplinary action including counseling, oral or written reprimand, warning, probation or suspension with or without pay, demotion, reduction in salary, termination of employment, or restitution. Applicants for employment who do not meet the requirements of the Code are subject to revocation of any offer of employment from the Company.

In addition, if an Employee or applicant for employment violates the Law, the Company may contact appropriate law enforcement authorities for review as to possible civil or criminal prosecutions.

How will I learn of modifications to the Code?

The Company reserves the right to modify the Code without prior notice. The Company will promptly notify Employees of such modifications in writing, including any necessary updated or revised sections, so that Employees may fulfill their responsibility to maintain a current copy of the Code. Each written modification of the Code will indicate the effective date of modification.

Who must approve exceptions to, or waivers of, the Code?

Except where otherwise provided in the Code, all exceptions to, or waivers of, the Code must be approved by the Company’s Board of Directors or a Board of Directors committee.

To whom should I direct questions about the Code?

Some of the policies included in the Code identify specific individuals or groups to which questions may be directed.  In all other cases, questions may be directed to your supervisor, the Vice President of Human Resources, Chief Compliance Officer or General Counsel.